SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated March 3, 2011

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 4 Financial Results
EPS of 17.1 cent per share — an increase of 10.3%.
DUBLIN, Ireland (March 3, 2011)... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended December 31, 2010.
Quarter 4 Results
Total revenues for the quarter were $19.2m which compares to $30.8m in quarter 4, 2009, a decrease of 37.5%. This decrease is principally due to the divestiture of the coagulation product line in quarter 2 2010.
Point-of-care revenues for the quarter decreased by 4.2% when compared to quarter 4, 2009. This level of fluctuation, which is within the normal range that can be expected in this product line, reflects the timing of the shipment of certain large orders. However, this will have a corresponding positive impact on revenues in quarter 1, 2011 and this is being borne out by the strong level of HIV sales being seen in the first 2 months of 2011.
Continuing clinical laboratory (i.e. excluding coagulation) revenues were $15.7m which represents an increase of 0.2% compared to quarter 4, 2009. However, when the impact of the slower lyme season, lower Fitzgerald sales and the move to a distribution selling model in France and Germany are taken into account the underlying increase in revenues from our core infectious diseases and diabetes business is 8.3% year on year. When compared to quarter 3, 2010 continuing laboratory sales have increased by 8.2%.
Revenues for quarter 4 by key product area were as follows:

	2009	2010	2010
	Quarter 4	Quarter 3	Quarter 4
	US$’000	US$’000	US$’000
Point-of-Care	3,659	4,202	3,507
Continuing Clinical Laboratory	15,708	14,547	15,740

Continuing operations*	19,367	18,749	19,247

Coagulation	11,427	0	0

Total	30,794	18,749	19,247

*	Continuing operations reflects the company’s divestiture of its coagulation product line (shown separately)

Gross profit for the quarter amounted to $9.8m representing a gross margin of approximately 50.8%. This compares favourably to the gross margin of 44.5% for the same period in 2009. The improvement in gross margin of 6.3% is largely attributable to the divestiture of coagulation, which traditionally had been our lowest gross margin product line. At 50.8% the gross margin is in line with the 50.6% reported in quarter 3, 2010 — which was the first full quarter without coagulation.
Research and Development (R&D) expenses for the quarter amounted to $0.9m, which represents a decrease of 56.1% compared to quarter 4, 2009. In the same period, Selling, General and Administrative (SG&A) expenses decreased by 33.7% from $8.2m in quarter 4 of 2009 to $5.4m in the current quarter. In both cases the principal driver for the reduction has been the transfer of R&D, sales and administrative personnel to Stago as part of the coagulation divestiture. When compared to quarter 3, 2010, R&D and SG&A expenses in aggregate have decreased by 3.1%. This decrease was achieved notwithstanding increased fees associated with the preparations for the share buyback.
Operating profit was $3.6m for the quarter, compared to $3.5m for quarter 4, 2009. However, the operating margin for the quarter has increased to 18.6%, which represents a significant improvement compared to 11.3% in quarter 4, 2009.
Net financial income for the quarter was $0.5m which compares to a net financial expense of $0.3m in quarter 4, 2009. This improvement is attributable to the elimination of bank debt and the increase in cash balances to $58.0m.
Profit after tax increased by 12.3% from $3.3m in quarter 4, 2009 to $3.7m this quarter. Similarly, EPS for the quarter increased from 15.5 cent per share to 17.1 cent per share, an increase of 10.3%. The tax charge for the quarter was $0.4m which represents an effective tax rate of 10%.
Free cash flows for the quarter increased by 81.6% from $2.4m to $4.4m. This was largely due to a 30.1% increase in cash from operations and the receipt of interest income from cash deposits.
2010 Results
The following are the key highlights with respect to the financial performance of the Company in 2010:
•	EPS (excluding non-recurring items) has increased from 56.5 cents to 64.1 cents, an increase of over 13%;
•	When non-recurring items are included, the EPS for the year was $2.85;
•	The divestiture of the company’s coagulation business resulted in a once-off profit of over $46m;
•	Operating margin has improved from 11.2% to 15.7%;
•
The Company has moved from a net debt position of $25.8m to a net cash position of $57.7m. In addition, the Company is due to receive further deferred consideration payments from Stago which will increase the net cash position by a further $22.5m over the next 14 months.

•	The level of working capital in the Company has been reduced from $49.3m to $20.9m.

Recent Developments
•
The Company was pleased to announce that it had entered into an agreement to exclusively supply Menarini Diagnostics with the new Premier Hb9210 (PDx) instrument for distribution in European territories. As one of Europe’s leading pharmaceutical and diagnostics companies, Menarini, with a turnover of €2.6 billion and 12,000 employees, is the market leader in HbA1c measurement in Europe. Menarini has a market share of 40% in the European HbA1c market, a large installed base of equipment and over 20 years experience in HbA1c measurement. The launch of this instrument in April, 2011 will allow us to target a rapidly growing global market estimated to be worth $272m by 2012 with a best in class product. In addition, we will file a US FDA submission in April and simultaneously we will file for registration in China, Brazil and other significant markets.

•
The Company completed the acquisition of Phoenix Biotech Corp. for $2.5m. Phoenix manufactures and sells a syphilis total antibody (IgG and IgM) test and is the only such FDA approved elisa test on the market. With the incidence of syphilis growing significantly in both the USA and in international markets, this will be a major growth opportunity for Trinity.

•
In recent weeks, the Company has received approval from the Irish courts to restructure its balance sheet in order to facilitate a share buyback program. As the Company has been in a blackout period since that date no buyback of shares has taken place yet. It is the Board’s intention to commence buying back shares during this quarter. In carrying this out, the Company will pay particular attention to the prevailing share price and volumes whilst at the same time adhering to the strict SEC rules governing such buybacks.

Dividend Policy
Trinity has now established a track record of reliable and growing profitability. This has been accompanied by strong free cash flows which have allowed the Company to fund its development activities, whilst at the same time increasing its cash reserves. For this reason the Board of Trinity has determined that it is now an appropriate time to commence a dividend policy, to be paid once a year. The Board is proposing a final dividend of 10 cent per ADR in respect of 2010. This proposal will be submitted to shareholders for approval at the Company’s next Annual General Meeting which is expected to take place in May of this year.
Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer said “We are very pleased with this quarter’s results. Profit before tax has increased by over 26% and EPS has increased by 10.3% when compared with quarter 4, 2009. We have also grown operating profits versus quarter 4, 2009. This is significant as this is the first quarter in which we have achieved this since the divestiture of our coagulation business. We have also continued to generate very healthy cash flows of $4.4m. In this quarter we achieved an increase in free cash flows of over 81%, even after the investment that we are making in our R&D pipeline.”
Ronan O’Caoimh, CEO stated “We are pleased with our progress in 2010. We were successful in growing our EPS every quarter versus the comparable quarter in 2009 resulting in an annual increase in EPS of over 13%. We divested our coagulation business for what we believe was a very good price for shareholders and in so doing have greatly strengthened our balance sheet. From a strategic point of view we have repositioned the Company with an emphasis on growth, particularly in the A1c and point-of-care markets. The development of our new A1c instrument is now completed and we are extremely pleased with the distribution agreement we have entered into with Menarini. The development of our new range of point-of-care products is proceeding well and will form the bedrock of future growth for our company.

Given the reliable and growing nature of its profits and strong future growth prospects, the Board now feels it is appropriate for the Company to initiate a dividend policy for the first time in its history. The Board of the Company will submit a proposal to pay a dividend of 10 cent per ADR at the AGM. In addition to this, we have now received all of the authorisations necessary to commence a share buyback process. This process will commence once we have exited the current blackout period.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2010	2009	2010	2009
(US$000’s except share data)	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	19,247	30,794	89,635	125,907

Cost of sales	(9,475)	(17,102)	(45,690)	(68,891)

Gross profit	9,772	13,692	43,945	57,016
Gross profit %	50.8%	44.5%	49.0%	45.3%

Other operating income	382	22	1,616	437

Research & development expenses	(853)	(1,941)	(4,603)	(7,341)
Selling, general and administrative expenses	(5,423)	(8,178)	(25,849)	(35,519)
Indirect share based payments	(301)	(110)	(1,080)	(494)

Operating profit	3,577	3,485	14,029	14,099

Non-recurring items	—	—	46,474	—

Financial income	560	4	1,352	8
Financial expenses	(69)	(263)	(495)	(1,192)

Net financing income/(expense)	491	(259)	857	(1,184)

Profit before tax	4,068	3,226	61,360	12,915

Income tax (expense)/credit on operating activities	(408)	32	(1,296)	(1,091)
Income tax credit on non-recurring items	—	—	354	—

Profit for the period	3,660	3,258	60,418	11,824

Profit for the period (excluding non-recurring items)	3,660	3,258	13,590	11,824

Earnings per ADR (US cents)	17.1	15.5	285.2	56.5
Earnings per ADR (US cents) — excluding non-recurring items	17.1	15.5	64.1	56.5

Diluted earnings per ADR (US cents)	16.6	15.4	278.9	56.5
Diluted earnings per ADR (US cents) — excluding non-recurring items	16.6	15.4	62.7	56.5

Weighted average no. of ADRs used in computing basic earnings per ADR	21,348,986	21,080,998	21,183,594	20,934,471
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Dec 31,	Sept 30,	December 31,
	2010	2010	2009
	US$ ‘000	US$ ‘000	US$ ‘000
	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	5,999	5,535	12,174
Goodwill and intangible assets	37,248	36,120	44,822
Deferred tax assets	4,680	4,490	5,801
Other assets	11,623	11,738	1,212

Total non-current assets	59,550	57,883	64,009

Current assets
Inventories	17,576	18,758	39,198
Trade and other receivables	25,529	27,371	22,931
Income tax receivable	217	168	229
Cash and cash equivalents	58,002	53,802	6,078

Total current assets	101,324	100,099	68,436

TOTAL ASSETS	160,874	157,982	132,445

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,092	1,087	1,080
Share premium	161,599	161,220	160,683
Accumulated deficit	(25,412)	(29,483)	(87,070)
Translation reserve	(544)	(544)	206
Other reserves	4,552	4,463	4,445

Total equity	141,287	136,743	79,344

Current liabilities
Interest-bearing loans and borrowings	162	265	12,625
Income tax payable	597	366	24
Trade and other payables	11,447	12,831	12,844
Derivative Financial Instruments	—	88	58
Provisions	50	50	50

Total current liabilities	12,256	13,600	25,601

Non-current liabilities
Interest-bearing loans and borrowings	111	205	19,231
Other payables	30	519	59
Deferred tax liabilities	7,190	6,915	8,210

Total non-current liabilities	7,331	7,639	27,500

TOTAL LIABILITIES	19,587	21,239	53,101

TOTAL EQUITY AND LIABILITIES	160,874	157,982	132,445

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months
	Ended	Ended
	Dec 31,	Dec 31,
	2010	2009
(US$000’s)	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	53,802	3,697

Operating cash flows before changes in working capital	4,668	5,282
Changes in Working Capital	1,607	(459)

Cash generated from operations	6,275	4,823

Net Interest and Income taxes received/(paid)	330	(12)

Capital Expenditure & Financing (net)	(2,211)	(2,391)

Free cash flow	4,394	2,420

Repayment of bank debt	(194)	(39)

Cash and cash equivalents at end of period	58,002	6,078

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: March 3, 2011